Descartes Acquires Airclic

Adds Vertically-Focused Mobile Capabilities to Strengthen Descartes’ Fleet Management Platform

WATERLOO, Ontario, November 20, 2014 – Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, has acquired Airclic Inc. (“Airclic”), a leading US-based provider of mobile solutions that help companies reduce the cost of delivering goods by automating traditional paper-based processes.

Airclic’s cloud-based mobile solutions help streamline and automate complex ‘last mile’ logistics processes. The ‘last mile’ is a key piece of the supply chain that directly touches customers and has traditionally been fraught with manual paper-based processes. Airclic’s Perform platform provides configurable, feature-rich mobile technology and advanced electronic proof of delivery (POD) solutions that operate on a hand-held device carried by the driver. The solutions help customers across a number of industry verticals, including third-party logistics (3PL), food and beverage, retail and healthcare, improve transportation efficiency and reduce the cost of delivering goods.

“Demand is steadily growing for robust mobile applications that help customers improve their fleet operations and compete more effectively,” said Andrew Roszko, Senior Vice President of Sales at Descartes. “With deep domain expertise in delivering advanced mobile solutions across key industry verticals and proven solutions operating on more than 40,000 handheld devices, Airclic helps strengthen Descartes’ market-leading Routing, Mobile and Telematics solution portfolio.”

“Descartes and Airclic have several common customers who have achieved significant value by augmenting their route planning and optimization systems with comprehensive mobile data at the driver, vehicle and stop level,” said Edward J. Ryan, Descartes’ CEO. “With a focus on integrating our businesses to provide superior results for our customers, we believe we can meet the growing demand for integrated routing and mobile fleet management solutions and put Airclic on a path to achieving similar operational profitability to Descartes.”

Airclic is headquartered in Trevose, Pennsylvania. The purchase price for the acquisition was approximately US $29.7 million. Airclic was backed by JMI Equity, New Venture Partners and Zon Capital Partners. Canaccord Genuity Inc. acted as financial advisor to Airclic.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 173,000 connected parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

The Descartes Systems Group Inc.  |  TSX: DSG |NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495  |  Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com

About Airclic

For more information about Airclic, visit www.airclic.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; Descartes' expected benefits from the acquisition of the Airclic business; Descartes’ ability to meet the growing demand for integrated routing and mobile fleet management solutions; improvement in the operational profitability of Airclic; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully integrate Airclic and realize operating synergies and expected benefits; Descartes’ ability to  successfully develop and market integrated routing and mobile fleet management solutions to meet market demand; and the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes’ most recently filed management’s discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Global Media Contact
Mavi Silveira
+1(800) 419-8495 ext. 202416
msilveira@descartes.com

The Descartes Systems Group Inc.  |  TSX: DSG |NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495  |  Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com